Exhibit 23.3

Consent of Altman Solon US, LP

Altman Solon US, LP (“Altman Solon”) hereby consents to the inclusion by Liftoff Mobile, Inc. (“Liftoff”) in its Registration Statement on Form S-1 and any drafts thereof or amendments or supplements thereto submitted to or filed with the U.S. Securities and Exchange Commission and in any registration statement for the same offering that is to be effective upon filing with the U.S. Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Registration Statement”) of (i) our name and all references thereto, (ii) references to our preparation of a study for Liftoff regarding its market opportunity, and (iii) the statements set out in Schedule I hereto.

Altman Solon hereby further consents to the filing of this consent as an exhibit to the Registration Statement.

ALTMAN SOLON US, LP By: Altman Solon US GP, LLC, its General Partner

By: _/s/ [Rory J. Altman]
Name: [Rory J. Altman]
Title: Managing Partner

April 17, 2026

SCHEDULE I

1.
These needs are driving an expanding opportunity, with in-app ad spend projected to grow from $332 billion in 2025 to nearly $617 billion by 2030, according to a November 2025 study we commissioned by a third-party strategy consulting firm, Altman Solon (the “Altman Solon Report”). Within this market, the Altman Solon Report estimates our serviceable addressable market for mobile, global in-app independent ad tech platforms to be approximately $79 billion in 2025, with an estimated growth trajectory of 11% compound annual growth rate (“CAGR”) through 2030, driven by strong growth across the app economy, particularly in verticals outside of gaming.

2.
Within mobile, global in-app ad spend is estimated to be approximately $332 billion in 2025 and is predicted to reach approximately $617 billion by 2030, representing an approximate 13.2% CAGR, according to the Altman Solon Report.

3.
The Altman Solon Report estimates that the gross serviceable addressable market1 for independent ad tech platforms is approximately $79 billion in 2025, estimated to expand to approximately $136 billion by 2030, representing an approximate 11% CAGR. Growth within this market is expected to be broad-based and bolstered by non-gaming categories, which are projected to grow at an approximate 14% CAGR from 2025 to 2030, according to the Altman Solon Report, surpassing the forecasted open app ecosystem growth of larger walled garden ecosystems outside their owned and operated properties.

4.
As of 2024, ad spend per user hour is approximately $0.07 within third-party apps, compared to approximately $0.14 per user hour in walled-garden mobile apps, approximately $0.24 per user hour in CTV, and approximately $0.38 per user hour in traditional TV, representing an approximate 2.0x gap as compared to walled garden mobile apps, an approximate 3.5x gap as compared to CTV and an approximate 6x gap as compared to traditional TV, according to the Altman Solon Report.

5.
The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate. Market opportunity estimates and growth forecasts included in this prospectus, including those generated by both ourselves and Altman Solon, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The variables that affect the calculation of our market opportunity are also subject to change over time.

6.
This prospectus includes market and industry data and forecasts that we have derived from independent consultant reports, publicly available information, various industry publications, other published industry sources, including the Altman Solon Report, SensorTower, eMarketer, 42matters and Glassdoor, and our internal data and estimates. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable.

7.
In preparing the Altman Solon Report, a November 2025 study that we commissioned, Altman Solon US, LP (“Altman Solon”) has made assumptions regarding, among other things, (i) the continued engagement of mobile users with mobile devices and applications, (ii) the ongoing participation and investment of advertisers within the in-app ecosystem, (iii) the sustainability and scalability of third-party ad technology business models, (iv) the persistence of performance-driven advertising and user-acquisition strategies, and (v) the potential evolution and integration of artificial-intelligence-driven applications and conversational interfaces (including AI chatbots) into the broader app ecosystem. These assumptions reflect Altman Solon’s judgment as of the date of its analysis; however, they are inherently uncertain and subject to factors beyond Altman Solon’s control.

8.
A recent independent third-party survey conducted by Altman Solon as reflected in the Altman Solon Report, shows this elasticity in practice with 87% of advertisers indicating willingness to increase budgets at the lowest performance threshold surveyed (10% KPI over expected performance) increasing to 100% as performance increases (30% KPI over expected performance).

1 Shown as serviceable addressable market for independent ad tech platforms based on a gross revenue basis (including publisher’s share of revenues).

9.
Based on survey data from Altman Solon, approximately 90% of advertisers are willing to increase budgets when KPIs are exceeded.

10.
Buyer behavior reinforces this trajectory: of 90 advertisers surveyed by Altman Solon as reflected in the Altman Solon Report, 87% indicated willingness to increase budgets at the lowest performance threshold surveyed (10% KPI over expected performance), with that percentage increasing to 100% as performance increases (30% KPI over expected performance).

11.
In a survey of user acquisition managers performed by Altman Solon as reflected in the Altman Solon Report, 87% indicated willingness to increase budgets at the lowest performance threshold surveyed (10% KPI over expected performance), with that percentage increasing to 100% as performance increases (30% KPI over expected performance).